Annual and Extraordinary General Meeting of Shareholders of NANO DIMENSION LTD.

Date: July 7, 2020

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. To appoint Somekh Chaikin as the Company's independent registered public accounting firm for the year ending December 31, 2020, and until the next annual general meeting, and to authorize the Company's Board of Directors to determine their compensation.	☐	☐	☐
2. To approve the Increase of Share Capital by NIS 1,000,000,000, to NIS 1,250,000,000, divided into 12,500,000,000 Ordinary Shares, par value NIS 0.10 each, and to amend the Company's articles of association to effect the same, as set forth in the Proxy Statement.	☐	☐	☐
3. To approve the Additional Increase of Share Capital by NIS 2,500,000,000, to NIS 3,750,000,000, divided into 37,500,000,000 Ordinary Shares, par value NIS 0.10 each, and to amend Article 35 of the Company's articles of association, as set forth in the Proxy Statement.	☐	☐	☐
4. To amend and restate the Compensation Policy for the Company's directors and officers, in the form attached as Exhibit A to the Proxy Statement.	☐	☐	☐

	Yes	No
4a. Are you a controlling shareholder of the Company and or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of the proposal, as set forth in the Proxy Statement*	☐	☐

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 4.

	For	Against	Abstain
5. To approve the proposed Amended Terms of Mr. Yoav Stern, with regard to his position as the Company's President and Chief Executive Officer, as set forth in Exhibit B of this proxy statement, and to authorize the Company to enter into the Amended Advisory Agreement with Mr. Stern reflecting such Amended Terms.	☐	☐	☐

	Yes	No
5a. Are you a controlling shareholder of the Company and or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of the proposal, as set forth in the Proxy Statement*	☐	☐

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 5.

	For	Against	Abstain
6. To approve the investment by Mr. Yoav Stern and the issuance of warrants to Mr. Yoav Stern, as set forth in Exhibit C to the Proxy Statement.	☐	☐	☐

	Yes	No
6a. Are you a controlling shareholder of the Company and or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of the proposal, as set forth in the Proxy Statement*	☐	☐

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 6.

	For	Against	Abstain
7. To grant Mr. Ofir Baharav, Mr. Simon Anthony-Fried, Mr. Amit Dror, Mr. Yaron Eitan, Mr. Roni Kleinfeld, Mr. Christopher Moran, and Ms. Nira Poran, options to purchase Ordinary Shares, as set forth in the Proxy Statement.	☐	☐	☐

	Yes	No
7a. Are you a controlling shareholder of the Company and or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of the proposal, as set forth in the Proxy Statement?*	☐	☐

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 7.

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ______________ Please Date Above ______________

Please Sign Here ______________ Please Date Above ______________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual and Extraordinary General Meeting of Shareholders of NANO DIMENSION LTD. to be Held on July 7, 2020 for Holders as of June 8, 2020

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.T. on July 1, 2020.

To view all Annual General Meeting related materials, please visit:

http://investors.nano-di.com/events-and-presentations

PROXY TABULATOR FOR

NANO DIMENSION LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

NANO DIMENSION LTD.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.T. on July 1, 2020)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Nano Dimension Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **June 8, 2020** at the **Annual and Extraordinary General Meeting of the Shareholders** of Nano Dimension Ltd. to be held on **July 7, 2020** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the Proxy Statement.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
NANO DIMENSION LTD.
P.O. Box 8016
CARY, NC 27512-9903